SECURITI  ISSION

A.

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Jesup & Lamont Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 5th Avenue, 3rd Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Moreno (212) 918-0400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jesup & Lamont Securities Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ANTHONY J GIARDINA
Notary Public, State of New York
No. 01GI5087601
Qualified in Suffolk County
Commission Expires

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JESUP & LAMONT SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

JESUP & LAMONT SECURITIES CORPORATION

Contents



Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Jesup & Lamont Securities Corporation

We have audited the accompanying statement of financial condition of Jesup & Lamont Securities Corporation (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jesup & Lamont Securities Corporation as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 11, 2005

JESUP & LAMONT SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 678,221
Due from brokers	1,069,482
Securities owned, at market value	400,057
Securities owned, not readily marketable, at fair value	315,639
Prepaid expenses and deposits	286,771
Furniture, equipment and leasehold improvements, net	240,425
Due from officers	719,632
Intangible, net of accumulated amortization of $61,000	244,000
Other assets	139,531
	$ 4,093,758
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 52,228
Accounts payable	803,929
Commission payable	644,972
Deferred rent payable	223,109
Total liabilities	1,724,238
Stockholders' equity:	
Common stock - no par value, 10,000 shares authorized, 9,454 shares issued, 8,270 shares outstanding	
Additional paid-in capital	4,673,719
Accumulated deficit	(1,955,071)
Treasury stock - 1,184 shares	(133,884)
Due from parent	(215,244)
Total stockholders' equity	2,369,520
	$ 4,093,758

See notes to statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

Jesup & Lamont Securities Corporation (the "Company") is a registered broker and dealer in securities that clears its customer transactions through its correspondent clearing broker on a fully disclosed basis. The Company engages in various businesses of a broker-dealer including principal and agency trading, investment banking and underwriting activities.

The Company is a 98% owned subsidiary of Jesup & Lamont Holding Corporation ("Holding" or "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

The Company maintains cash balances with a major bank, which may exceed the FDIC insurance limit.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or listed on NASDAQ, are valued at the last reported sales prices of the year. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. Unrealized gains and losses resulting from changes in valuation are reflected in net gain (loss) on securities transactions. The carrying values of all other financial instruments approximate their fair values due to the relatively short-term nature of these instruments.

Depreciation of furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Intangible asset, consisting of a customer list, is being amortized on a straight-line basis over five years.

NOTE C - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

The components of securities owned and securities sold, but not yet purchased as of December 31, 2004 consist of positions of common stock and warrants. Three securities positions account for 91% of the total value of securities owned.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements at December 31, 2004 were as follows:

Leasehold improvements	$ 47,097
Computer equipment	161,320
Furniture and fixtures	95,132
Total cost	303,549
Less accumulated depreciation and amortization	63,124
	$ 240,425

NOTE E - DUE FROM OFFICERS

At December 31, 2004, the Company has an outstanding noninterest-bearing demand loan of $134,592 due from its President. In January 2005, $106,000 of the loan was repaid.

At December 31, 2004, the Company has an outstanding demand loan of $585,040 (including accrued interest of $6,435) due from its Chairman, which bears interest at the federal funds rate (2.16% per annum at December 31, 2004).

NOTE F - INTANGIBLE

On January 1, 2004, the Company acquired substantially all of the assets (the "Acquired Assets") of Oftring & Company, Inc., a registered broker-dealer in securities located in Worcester, Massachusetts. The purchase price for the Acquired Assets consisted of $90,000, 1,399,740 shares of Holding common stock representing 3% of the issued and outstanding shares of Holding and an option to purchase an additional 3% of the total of the issued and outstanding common stock of Holding at a purchase price equal to the book value of such shares as of December 31, 2003. The Holding common stock and option were valued at $240,000. The total purchase price was allocated as follows: $25,000 to furniture and equipment and $305,000 to intangible, principally customer lists. In addition, the seller or its designee is entitled to receive additional consideration equal to 7% of the Gross Commissions of the Oftring Group, both as defined, until the earlier to occur of (i) January 1, 2008 or (ii) the date that the aggregate payments of Gross Commissions equal $490,000. Gross Commissions is being charged to compensation as earned, which amounted to approximately $109,000 for 2004.

NOTE G - LOAN PAYABLE

The Company had a loan payable to the U.S. Small Business Administration in the amount of $463,285 that was payable in 202 monthly installments of $3,148, including principal and interest at the rate of 4% per annum, which commenced on January 23, 2004. The loan was collateralized by the Company's furniture and equipment and was guaranteed by two officers of the Company and their spouses. In March 2004, Holding assumed the obligation, which was recorded as a capital contribution.

NOTE H - INCOME TAXES

The Company files a consolidated income tax return with Holding. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2004, the Company had deferred tax assets of approximately $1,118,000, which are primarily due to timing differences such as depreciation and amortization and net operating loss carryforwards. Such amount has been fully reserved based on the likelihood of realization. During 2004, the valuation allowance decreased by approximately $33,000.

At December 31, 2004, the Company's share of the consolidated federal net operating loss carryforwards was approximately $2,190,000, which expires from 2020 through 2022.

NOTE I - STOCKHOLDERS' EQUITY, NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of $100,000 or the minimum net capital based on aggregate indebtedness. As of December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 3.66 to 1 and its net capital was $456,890 which was $345,423 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE J - TRANSACTIONS WITH PARENT

The Company's Parent is a nonoperating holding company. During 2004, the Company made payments aggregating $302,378 to third parties on behalf of the Parent to enable it to meet its obligations. In addition, the Company acquired certain assets during 2004 using Parent common stock and a Parent option valued at $240,000. These transactions have resulted in a net increase of $62,378 in the noninterest-bearing amount due from the Parent, resulting in a balance of $215,244 at December 31, 2004. At December 31, 2004, the Parent had a working capital deficiency of $215,244. As the current financial condition of the Parent makes repayment of the advances doubtful, the advances have been accounted for similar to a distribution to the Parent and, accordingly, have been reflected in the statement of financial condition as a reduction in stockholders' equity.

NOTE K - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

As of December 31, 2004, the Company is obligated under noncancelable lease agreements for office space, expiring through 2009. The leases provide for minimum lease payments as follows:

Year Ending December 31,	
2005	$ 1,299,416
2006	1,166,282
2007	1,018,490
2008	693,811
2009	331,936
	$ 4,509,935

Deferred rent includes a) $103,109 representing the difference between rent payable calculated over the lease terms on a straight-line basis and rent payable on a cash basis, and, b) $120,000 representing a lease deposit assigned to the Company by a prior tenant upon the Company's assumption of the lease, which will be amortized as a reduction of rent expense over the remaining lease term.

[2] Litigation:

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

On May 3, 2004, the Company received a letter (the "Wells Request") indicating that the National Association of Securities Dealers ("NASD") had made a preliminary determination to recommend that disciplinary action be taken against the Company, its Chief Executive Officer and its Director of Compliance. The Wells Request set forth fourteen categories of potential rule violations including certain charges related to the Company's issuance of communications that the NASD asserts were research reports within the meaning of applicable NASD conduct rules. The Wells Letter sets forth a number of other alleged rule violations including failure to file a timely attestation, discrepancies in transaction reports for equity securities and corporate bond transactions, deficiencies under the Trade Reporting and Compliance Engine, municipal transactions that did not report the time of execution, failure to file for approval of a material change in business operations, failure to register the Director of Compliance as a Series 55 Equity Trader and failure to implement sufficient procedures under the Bank Secrecy Act. On June 1, 2004, the Company and the Company's Chief Executive Officer and Director of Compliance submitted a "Joint Wells Submission" refuting the NASD allegations. Following that submission, the Company has engaged in discussions with the NASD regarding the potential resolution of this matter, which discussions are ongoing. Management believes that the resolution of this matter will not have a significant effect on the financial position of the Company.

NOTE L - FINANCIAL INSTRUMENTS

In the normal course of its business, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments consist of securities sold, but not yet purchased.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2004 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

NOTE M - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's transactions are cleared by another broker-dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2004, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.